SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                                  :
                In the Matter of                  :
                                                  :
            ASH CREEK MINING COMPANY,             :   CERTIFICATE
                                                  :
       PUBLIC SERVICE COMPANY OF OKLAHOMA         :       OF
                                                  :
                      AND                         :   NOTIFICATION
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       ON
                                                  :
                                                  :   FORM U-6B-2
  (Public Utility Holding Company Act of 1935)    :
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      Ash Creek Mining Company (the "Company") hereby certifies that it has issued and renewed the securities described herein, which issue was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

       1.   TYPE OF THE SECURITY:

            The securities are promissory notes (the "Notes").

       2.   ISSUE, RENEWAL, OR GUARANTY:

            Issue and renewal.

       3.   PRINCIPAL AMOUNT OF EACH SECURITY:

            During the quarter ended March 31, 1997, the Company issued a Note representing new debt of $50,000 and a Note renewing existing debt of $6,700,000.

       4.   RATE OF INTEREST PER ANNUM OF EACH SECURITY:

            The rate of interest per annum of the Notes is variable based on the CSW money pool interest rate.

       5.   DATE OF ISSUE, RENEWAL OR GUARANTY OF EACH SECURITY:

            Issue:      February 27, 1997;
            Renewal:    January 1, 1997.

       6.   IF RENEWAL OF SECURITY, GIVE DATE OF ORIGINAL ISSUE:

            January 1, 1996.

       7.   DATE OF MATURITIES OF EACH SECURITY:

            The Notes will mature December 31, 1997.

       8.   NAME OF THE PERSON TO WHOM EACH SECURITY WAS ISSUED:

            The Notes were issued to Public Service Company of
            Oklahoma.

       9.   COLLATERAL GIVEN WITH EACH SECURITY:

            None.

      10.   CONSIDERATION RECEIVED FOR EACH SECURITY:

            During the quarter ended March 31, 1997, the Company received $50,000 in proceeds from the issuance of the Note representing new debt and the Company was relieved of the obligation to repay $6,700,000 by the issuance of the new Note renewing the existing debt.

      11.   APPLICATION OF PROCEEDS OF EACH SECURITY:

            The Company has applied the proceeds to pay for the operations and reclamation of a coal mine which is owned by the Company.

      12. INDICATE BY A CHECK AFTER THE APPLICABLE STATEMENT BELOW WHETHER THE ISSUE OF EACH SECURITY WAS EXEMPT FROM THE PROVISIONS OF SECTION 6(A)BECAUSE OF:

            a.    the provisions contained in the first sentence
                  of Section 6(b)
                                                                     --------
            b.    the provisions contained in the fourth
                  sentence of Section 6(b)
                                                                     --------
            c.    the provisions contained in any rule
                  of the Commission other than Rule 48.                  X
                                                                     --------

      13. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FIRST SENTENCE OF SECTION 6(B):

            Not Applicable.

      14. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF THE FOURTH SENTENCE OF SECTION 6(B):

            Not Applicable.

      15. EXEMPTION FROM THE PROVISIONS OF SECTION 6(A) BECAUSE OF ANY RULE OF THE COMMISSION OTHER THAN RULE 48:

            The issuance of the Notes was exempt from the provisions of Section 6(a) because the issuance met the criteria set forth in Rule 52(b).

                                    SIGNATURE


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma and Ash Creek Mining Company have duly caused this report to be signed on their behalf on this 7th day of May 1997.


                                    ASH CREEK MINING COMPANY



                                    /S/  LORI WRIGHT
                                    Lori Wright, Comptroller
                                    Ash Creek Mining Company